UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 1, 2007

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 350, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

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Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

March 1, 2007	For Immediate Release

NEWS  RELEASE

UNDERGROUND  DRILLING  EXTENDS  HIGH  GRADE  SILVER-GOLD-LEAD-ZINC  AT TOPIA  MINE

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) is pleased to announce that underground drilling in the deeper portions of the La Dura vein at the Company’s 100% owned Topia Silver-Lead-Zinc Mine in Durango, Mexico is continuing to demonstrate high grades of silver, gold, lead and zinc, up to 55.7 oz/t Silver Equivalent* (Ag Eq).  In particular, gold grades up to 7.21g/t in the drilling are significantly higher than the historical average (less than 1.0g/t) for the Topia Mine.

Eleven principal mineralized vein structures have been defined on the Topia Mine property, of which development and exploitation is presently taking place on five, including La Dura.  Surface and underground drilling over the course of 2007 will target nine of the eleven veins in an effort to expand the Topia Mine mineral resource, and the number of veins being developed and exploited.  The recent nine-hole, 637.3 metre underground drilling program at La Dura is part of the plan to test a 165 metre vertical interval (between the 1420 and 1585 levels) along a 600 metre strike length.  These holes represent a 200m horizontal by 50m vertical portion of that block.  To date, there has been no exploitation below the 1625 level in this part of the La Dura Mine.  (Note: Mine levels are named according to their elevation above mean sea level and the town of Topia sits at an elevation of 1650 metres, such that most mine levels are accessed via adits from the sides of the mountains).

Underground drill holes UT06-001 to 005 tested the La Dura vein and a series of splays and parallel veins within a zone complicated by cross faulting.  One such vein in the hanging wall, called La Dura Alto, is the most consistent of these in terms of grade and continuity.  Significant results from the first five holes include 0.6m @ 5.96g/t gold, 191g/t silver, 4.35% lead and 4.85% zinc (29.9 oz/t Ag Eq) in UT06-001; and 1.3m @ 3.03g/t gold, 194g/t silver, 3.51% lead and 11.4% zinc (41.0 oz/t Ag Eq) in UT06-004, both on the main La Dura vein.

Holes UT06-006 to 008 successfully located the La Dura vein, with continuing high grades, east of a major fault and 85 metres below previous workings (see http://www.greatpanther.com/i/pdf/Rampa.pdf on the Company’s web-site for drill hole location map).  Significant results from these holes include 0.55m @ 2.88g/t gold, 609g/t silver, 5.84% lead and 11.1% zinc (55.7 oz/t Ag Eq) in UT06-006; and 1.05m @ 1.24g/t gold, 539g/t silver, 10.1% lead and 4.21% zinc (39.0 oz/t Ag Eq) in UT06-008 (farthest east).  Drill hole UT06-009 was used as an engineering hole and as such was not oriented to intersecting veins.

Highlights of La Dura Underground Drilling:

Drill Hole	From	To	Width	True width	Vein	Au	Ag	Pb	Zn	Ag Eq
	(m)	(m)	(m)	(m)		g/t	g/t	%	%	oz/t

UT06-001	0.00	0.60	0.60	0.50	La Dura	5.96	191	4.35	4.85	29.9

UT06-002	3.25	3.45	0.20	0.20	La Dura	5.53	422	4.25	4.30	35.3
	28.50	28.85	0.35	0.35	La Dura alto	0.77	396	10.10	0.80	25.7

UT06-003	36.60	37.00	0.40	0.30	La Dura alto	0.80	216	3.35	10.10	35.5

UT06-004	5.60	6.90	1.30	0.90	La Dura	3.03	194	3.51	11.40	41.0

UT06-005	3.00	3.50	0.50	0.50	La Dura	3.27	162	0.60	1.83	14.5
	26.60	26.70	0.10	0.10	La Dura alto	7.21	195	7.02	2.33	28.2

UT06-006	31.45	32.00	0.55	0.45	La Dura	2.88	609	5.84	11.10	55.7

UT06-007	23.00	23.65	0.65	0.65	La Dura	2.97	201	6.71	8.83	38.1

UT06-008	104.55	105.60	1.05	0.50	La Dura	1.24	539	10.10	4.21	39.0

*Note:  Silver Equivalents (Ag Eq) were calculated using prices of US$575/oz for Au, US$12.00/oz for Ag, US$0.60/lb for Pb and US$1.50/lb for Zn; and recoveries of 85%, 87%, 90% and 87%, respectively.

As previously reported, the Company is continuing to use a resuing method of mining in this part of the district due to the narrow vein widths.  Resue mining significantly reduces dilution, such that the grades reported from drilling and sampling are very close to head grades reported at the plant.  A renewed campaign of surface drilling has also commenced at Topia and is initially testing the Animas vein, approximately 200 metres southeast into the hangingwall of La Dura.  Results will be released when data is compiled for specific areas.

Both the surface and underground drilling have been contracted to BDW Drilling of Guadalajara, Mexico.  Analysis of the aforementioned drill core was performed by SGS Minerals Services, ISO 9001 Registered, in their Durango, Mexico facilities.

Aspects of the Topia Mine relating to mining and metallurgy are overseen by Ing. Francisco Ramos Sánchez, Vice-President of Operations for Great Panther and its wholly owned Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V. (MMR).  Robert F. Brown, P.Eng. and Vice-President of Exploration for Great Panther and MMR is designated as the Qualified Person for the Topia Mine Project under the meaning of NI 43-101, and has reviewed this news release.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”).  Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.  Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Executive Chairman and CFO

Date: March 2, 2007